SECURITIES AND EXCHANGE COMMISSION

WASHINGTON , DC 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

Amendment No.  1*

NORTHEAST BANCORP
(Name of Issuer)
Voting Common Stock, Par Value $1.00 per share
(Title of Class of Securities)
663904209
(CUSIP Number)
Michael R. Mayberry Senior Vice President - Legal Continental Grain Company 277 Park Avenue New York, NY 10172 (212) 207-2898
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 15, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box . ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act

CUSIP No. 663904209	13D	Page 2 of 12

1	NAME OF REPORTING PERSON: Arlon Capital Partners II LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	7	SOLE VOTING POWER

		317,286
Number of	8	SHARED VOTING POWER
Shares
Beneficially		0
Owned by	9	SOLE DISPOSITIVE POWER
Each Reporting
Person With		317,286
	10	SHARED DISPOSITIVE POWER

		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

317,286
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.6%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 663904209	13D	Page 3 of 12

1	NAME OF REPORTING PERSON: Arlon Capital Partners General Partner II LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	7	SOLE VOTING POWER

		317,286
Number of	8	SHARED VOTING POWER
Shares
Beneficially		0
Owned by	9	SOLE DISPOSITIVE POWER
Each Reporting
Person With		317,286
	10	SHARED DISPOSITIVE POWER

		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

317,286
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.6%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 663904209	13D	Page 4 of 12

1	NAME OF REPORTING PERSON: Arlon Capital Partners Management Company LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	7	SOLE VOTING POWER

		317,286
Number of	8	SHARED VOTING POWER
Shares
Beneficially		0
Owned by	9	SOLE DISPOSITIVE POWER
Each Reporting
Person With		317,286
	10	SHARED DISPOSITIVE POWER

		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

317,286
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.6%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 663904209	13D	Page 5 of 12

1	NAME OF REPORTING PERSON: Arlon Advisor LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	7	SOLE VOTING POWER

		317,286
Number of	8	SHARED VOTING POWER
Shares
Beneficially		0
Owned by	9	SOLE DISPOSITIVE POWER
Each Reporting
Person With		317,286
	10	SHARED DISPOSITIVE POWER

		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

317,286
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.6%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 663904209	13D	Page 6 of 12

1	NAME OF REPORTING PERSON: Continental Grain Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	7	SOLE VOTING POWER

		317,286
Number of	8	SHARED VOTING POWER
Shares
Beneficially		0
Owned by	9	SOLE DISPOSITIVE POWER
Each Reporting
Person With		317,286
	10	SHARED DISPOSITIVE POWER

		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

317,286
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.6%
14	TYPE OF REPORTING PERSON

CO

CUSIP No. 663904209	13D	Page 7 of 12

1	NAME OF REPORTING PERSON: Paul J. Fribourg

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
	7	SOLE VOTING POWER

		317,286
Number of	8	SHARED VOTING POWER
Shares
Beneficially		0
Owned by	9	SOLE DISPOSITIVE POWER
Each Reporting
Person With		317,286
	10	SHARED DISPOSITIVE POWER

		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

317,286
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.6%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 663904209	13D	Page 8 of 12

Item 1.  Security and Issuer.

This Amendment No. 1 to Schedule 13D is being filed by the Reporting Persons to amend the Schedule 13D, dated December 29, 2010 (the “Original Schedule 13D”; as amended by this Amendment No. 1, the “Schedule 13D”). The Schedule 13D relates to the voting common stock, par value $1.00 per share (the “Voting Common Stock”), and, to the extent described in Items 4 and 6 below, the non-voting common stock, par value $1.00 per share (the “Non-Voting Common Stock”, and together with the Voting Common Stock, the “Common Stock”), of Northeast Bancorp, a corporation organized under the laws of the state of Maine (the “ Issuer ”), with its principal executive offices located at 500 Canal Street, Lewiston, Maine 04240.

This Amendment No. 1 to Schedule 13D is being filed to (i) add Arlon Advisor LLC as a “Reporting Person” hereunder (as described in Item 2 below) and (ii) describe plans to acquire additional shares of Common Stock pursuant to the Public Offering (as such term is defined below) (as described in Item 4 below).

Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms herein used but not defined have the respective meanings given to such terms in the Original Schedule 13D.

Each response herein is based on there being a total of 3,312,173 shares of Voting Common Stock issued and outstanding, before giving effect to the Public Offering. Unless expressly provided otherwise, none of the percentages or share amounts disclosed herein give effect to the Public Offering.

Item 2.  Identity and Background.

No material change, except that Arlon Advisor LLC, a Delaware limited liability company (“Arlon Advisor”), is added as a “Reporting Person” hereunder. Arlon Advisor is the sole member of ACP Management. The sole member of Arlon Advisor is CGC. Arlon Advisor’s principal business is to act as the investment advisor to Arlon.

Item 3.  Source and Amount of Funds or Other Consideration.

No material change.

CUSIP No. 663904209	13D	Page 9 of 12

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The shares of Common Stock were acquired primarily for investment purposes.  Each of the Reporting Persons intends to monitor its investment in the Issuer on an ongoing basis and to take such measures at it deems appropriate from time to time in furtherance of such interests.  Each of the Reporting Persons may from time to time acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock then beneficially owned by it, depending on the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors.  Each of the Reporting Persons may also from time to time discuss the Issuer’s business, operations or other affairs with the Issuer’s management, board of directors, shareholders or others, explore an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or its subsidiaries, or take such other similar actions as such Reporting Persons may deem appropriate.  In connection with the closing of the transactions contemplated by the Merger Agreement, Mr. David Tanner, Executive Vice President-Investments of CGC, was appointed to the board of directors of the Issuer, and that position may have influence over the corporate activity of the Issuer, including activity which may relate to transactions described in Items 4(a)-(j) of Schedule 13D. Notwithstanding the foregoing, except as described below, the Reporting Persons do not have any plans or proposals which relate to, or would result in, any one of more of the matters described in Items 4(a)-(j) of Schedule 13D.  Each Reporting Person does, however, reserve the right to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

On May 15, 2012, the Issuer and certain other parties entered into an Underwriting and Placement Agreement (the “Underwriting Agreement”) in connection with a public offering by the Issuer of Common Stock pursuant to a registration statement on Form S-1 (the “Public Offering”). Arlon has agreed to purchase 542,153 shares of Voting Common Stock and 594,432 shares of Non-Voting Common Stock at the closing of the Public Offering at a price per share of $8.00 and an aggregate purchase price of $9,092,680.00. The source of these funds is expected to mainly come from the investment capital of CGC, which will be provided to Arlon from CGC as a limited partner of Arlon pursuant to a capital call. The remainder of the funds are expected to be provided by other limited partners of Arlon pursuant to a capital call.

Item 5.  Interest in Securities of the Issuer.

No material change, except that, as described in Item 2 above, Arlon Advisor is added as a “Reporting Person” hereunder. By virtue of being the sole member of ACP Management, Arlon Advisor may be deemed to beneficially own 317,286 shares of Voting Common Stock, representing approximately 9.6% of the outstanding Voting Common Stock, and to have the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, such shares (in each case, before giving effect to the Public Offering).

Item 6.  Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

No material change, except that, as described in Item 4 above, in connection with the transactions contemplated by the Underwriting Agreement Arlon has agreed to acquire 542,153 and 594,432 shares of Voting Common Stock and Non-Voting Common Stock, respectively. References to and descriptions of the Underwriting Agreement herein are qualified in their entirety by reference to the Underwriting Agreement, which is being filed by the Issuer as an exhibit to its registration statement on Form S-1.

CUSIP No. 663904209	13D	Page 10 of 12

Item 7.  Material to be filed as Exhibits.

Exhibit No.	Document
99.1	Agreement Regarding the Joint Filing of Schedule 13D, dated as of May 16, 2012, by and among the Reporting Persons.
99.2	Agreement and Plan of Merger, dated March 30, 2010, between FHB Formation LLC and the Issuer (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed on March 31, 2010).
99.3	Schedule 6.20 (Registration Rights) to the Agreement and Plan of Merger, dated March 30, 2010, between FHB Formation LLC and the Issuer (previously filed with the Original Schedule 13D).

CUSIP No. 663904209	13D	Page 11 of 12

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated as of: May 16, 2012

Arlon Capital Partners II LP

By:	Arlon Capital Partners General Partner II LP, its general partner

By:	Arlon Capital Partners Management Company LLC, its general partner

By:	/s/ Michelle Brooks
Name: Michelle Brooks
Title: Managing Principal

Arlon Capital Partners General Partner II LP

By:	Arlon Capital Partners Management Company LLC, its general partner

By:	/s/ Michelle Brooks
Name: Michelle Brooks
Title: Managing Principal

Arlon Capital Partners Management Company LLC

By:	/s/ Michelle Brooks
Name: Michelle Brooks
Title: Managing Principal

Arlon Advisor LLC

By:	/s/ David A. Tanner
Name: David A. Tanner
Title: Managing Director

Continental Grain Company

By:	/s/ Paul J. Fribourg
Name: Paul J. Fribourg
Title: Chief Executive Officer and President

Paul J. Fribourg

By:	/s/ Paul J. Fribourg

CUSIP No. 663904209	13D	Page 12 of 12

Exhibit Index
99.1	Agreement Regarding the Joint Filing of Schedule 13D, dated as of May 16, 2012, by and among the Reporting Persons.
99.2	Agreement and Plan of Merger, dated March 30, 2010, between FHB Formation LLC and the Issuer (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed on March 31, 2010).
99.3	Schedule 6.20 (Registration Rights) to the Agreement and Plan of Merger, dated March 30, 2010, between FHB Formation LLC and the Issuer (previously filed with the Original Schedule 13D).